August 31, 2010

VIA EDGAR and EMAIL:  DURUM@SEC.GOV

Ms. Mellissa Duru

Special Counsel

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

100 F Street N.E.

Mail Stop 3628

Washington, D.C.  20549-3628

Re:       Corporate Property Associates 14 Incorporated Schedule TO-T/A
Filed July 28, 2010
by Series B (CPA 14) of Tender Investors, LLC
File No. 5-85587

Dear Ms. Duru:

This letter is being sent on behalf of Series B (CPA 14) of Tender Investors, LLC (the “Purchaser”) in response to your request made in the telephone conversation on August 30, 2010 to present in writing the proposed approach concerning the above captioned Schedule TO-T and Purchaser’s related Offer to Purchase shares (the “Offer”) of Corporate Property Associates 14 Incorporated (“CPA14”).

As previously reported by Purchaser in its Amendment No. 1 to the Schedule TO-T, filed August 12, 2010, Purchaser attempted to terminate the Offer which, as discussed with the Staff, was due to the occurrence of a topping bid from an unrelated third party and the likelihood of inability to raise the additional capital described in the Offer as the “Financing Contingency” as the result of such topping bid.  In response to the Staff’s concerns, Purchaser now proposes the following.

Ms. Mellissa Duru

August 31, 2010

Purchaser proposes to file Amendment No. 2 to reinstate the Offer in all respects, except that Purchaser will reduce the number of shares for which the Offer is being made to 988,000 shares, which represents the maximum number of shares for which Purchaser had previously obtained binding commitments for funding from its members, and will remove any references to financing contingencies from the Offer. The Offer, as so amended, will be disseminated through all of the same means as the original Offer, as described in more detail below, and will remain open through the original expiration date of October 8, 2010.

The Offer was originally disseminated, as permitted by Rule 14d-4(a)(2), through (i) the filing of the Schedule TO-T with the SEC, (ii) the publication of an advertisement in the Investor’s Business Daily and (iii) the posting of the Schedule TO-T and all of the related exhibits on Purchaser’s own website.  In accordance with Rule 14d-4(a)(2), Purchaser undertook to provide the Offer materials to the CPA14 security holders upon request, at Purchaser’s expense, but has not made any further disseminations or mailings to the security holders. As of the date of this correspondence, Purchaser received one request for the Offer materials from a security holder of CPA14, and Purchaser intends to promptly provide the requesting holder with the amended Offer materials as soon as the Staff’s comments and concerns are addressed.  The attempted termination of the Offer was disseminated solely by filing of the Amendment No. 1 to the Schedule TO-T with the SEC and the posting thereof on Purchaser’s own website.  As of the date of this correspondence, no shares have been tendered pursuant to the Offer.

With your concurrence, and in compliance with Rule 14d-4(d)(1), Purchaser will file Amendment No. 2 to the Schedule TO-T with the SEC, publish an advertisement informing the security holders of the changes to the Offer and post the Schedule TO-T, as amended, including all of the amended exhibits, on Purchaser’s own website.

* * * * *

Finally, attached as Exhibit A please find a written statement from each of the filing persons acknowledging the information requested in the closing of your letter dated August 10, 2010.

Should you require any further information from the Purchaser or if you have questions concerning any of the matters addressed in this letter, please contact the undersigned.

Sincerely,

/s/ Julia Vax

Julia Vax

Attachments

cc:        Arnold Brown, Series B (CPA 14) of Tender Investors, LLC (via email)
            Brent Donaldson, Series B (CPA 14) of Tender Investors, LLC (via email)

EXHIBIT A

ACKNOWLEDGMENT

            Each of the undersigned, having filed a Schedule TO-T pursuant to the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, with respect to shares of common stock of Corporate Property Associates 14 Incorporated, hereby acknowledges as of this 31st day of August, 2010, the following:

            •           it is responsible for the adequacy and accuracy of the disclosure in the filing;

            •           staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

            •           it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Series B (CPA 14) Of Tender Investors, LLC

By:       Tender Investors Manager, LLC
Its:        Manager

            By:       Apex Real Estate Advisors, LLC
            Its:        Manager

                        By:       /s/ Brent Donaldson
                        Name:  Brent Donaldson
                        Its:        Managing Principal

Tender Investors Manager, LLC

By:       Apex Real Estate Advisors, LLC
Its:        Manager

            By:       /s/ Brent Donaldson
            Name:  Brent Donaldson
            Its:        Managing Principal

Apex Real Estate Advisors, LLC

By:       /s/ Brent Donaldson
Name:  Brent Donaldson
Its:        Managing Principal